Exhibit 99.12

NOTICE OF SPECIAL MEETING OF

CLASS A RESTRICTED VOTING SHAREHOLDERS

SCHEDULED TO BE HELD ON MAY 5, 2021

AND

MANAGEMENT INFORMATION CIRCULAR

dated April 5, 2021

with respect to a

AN EXTENSION OF THE PERMITTED TIMELINE TO CONSUMMATE A QUALIFYING

TRANSACTION

(“EXTENSION”)

for

MERCER PARK BRAND ACQUISITION CORP.

The Board of Directors of Mercer Park Brand Acquisition Corp. unanimously recommends that Class A Restricted Voting Shareholders vote FOR the Extension.

This notice of special meeting, management information circular and accompanying materials are important and require your immediate attention. They require Class A Restricted Voting Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

April 5, 2021

Dear Class A Restricted Voting Shareholder:

On behalf of the board of directors (the “Board”) of Mercer Park Brand Acquisition Corp. (“BRND”), you are invited to attend a special meeting (the “Meeting”) of holders (“Class A Restricted Voting Shareholders”) of class A restricted voting shares of BRND (“Class A Restricted Voting Shares”) to vote on a resolution (the “Extension Resolution”) to extend the date by which BRND has to consummate a qualifying transaction from May 13, 2021 to July 30, 2021 (the “Extension”), and to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

As more fully described in BRND’s final prospectus for its initial public offering dated May 7, 2019 (the “IPO Prospectus”), BRND had until February 13, 2021 to consummate a qualifying transaction, unless BRND has executed a letter of intent, agreement in principle or definitive agreement (“Transaction Document”) with respect to a qualifying transaction on or before February 13, 2021, in which case the permitted timeline was to be automatically extended to May 13, 2021 (the “Automatic Extension”).

BRND has executed a non-binding letter of intent dated December 29, 2020 (the “LOI”) with a target (the “Target Business”) pursuant to which, among other things, BRND shall acquire, directly or indirectly, all of the equity of the Target Business (the “Potential Transaction”). The transaction as contemplated by the LOI, if completed, would constitute the qualifying transaction of BRND. As BRND entered into the LOI prior to February 13, 2021, the Automatic Extension has been triggered, and as such, BRND must complete its qualifying transaction prior to May 13, 2021, absent a further extension.

Accordingly, the Board is seeking approval of the Extension Resolution by Class A Restricted Voting Shareholders, in accordance with BRND’s articles, as amended. By approving the Extension Resolution, shareholders will provide BRND until July 30, 2021 to consummate its qualifying transaction.

In connection with the Meeting, BRND will provide holders of Class A Restricted Voting Shares with the opportunity to deposit for redemption all or a portion of their Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the Extension Resolution, provided that they deposit (and do not validly withdraw) their shares for redemption prior to prior to 5:00 p.m. (Toronto time) on the fifth business day before the date of the Meeting. BRND estimates that, as of the date hereof, each Class A Restricted Voting Share so redeemed will be redeemed for approximately US$10.06. The closing price of the Class A Restricted Voting Shares on April 1, 2021, the last trading day prior to the date prior to the date hereof, was US$10.20. Accordingly, if the market price were to remain the same until the date of the Meeting, exercising redemptions rights would result in a holder of Class A Restricted Voting Shares receiving US$0.14 less than if he, she or it sold his, her or its shares in the open market. BRND cannot assure holders of Class A Restricted Voting Shares that they will be able to sell their shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when such holders wish to sell their shares.

If the Extension Resolution is approved and the Extension is made effective, BRND shall (a) redeem those Class A Restricted Voting Shares that are deposited (and not validly withdrawn) for redemption, and (b) deliver to each such holder its pro rata portion of the escrow funds available in BRND’s escrow account less certain specified costs. The remainder of the escrow funds shall remain in the escrow account and be available for use by BRND to complete a qualifying acquisition on or before July 30, 2021. Holders of Class A Restricted Voting Shares who do not redeem their shares will retain their redemption rights and their ability to, if applicable, vote on a qualifying transaction through to July 30, 2021 if the Extension Resolution is approved.

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BRND cannot predict the amount that will remain in the escrow account if the Extension Resolution is approved and the Extension is implemented, and the amount remaining in the escrow account may be only a small fraction of the approximately US$407,537,056 that was in the escrow account as of December 31, 2020. The Board may decide not to proceed with the Extension if BRND does not have sufficient cash resources following approval of the Extension Resolution, after taking into account any redemptions.

If the Extension Resolution is not approved and closing has not occurred by May 13, 2021, then, subject to applicable laws, each Class A Restricted Voting Share will be redeemed for its pro rata portion of the escrow funds available in BRND’s escrow account less certain specified amounts.

The Board may revoke the Extension Resolution without further approval of Class A Restricted Voting Shareholders of BRND at any time prior to the Extension becoming effective in the event that they determine not to proceed with the Extension.

This is an important matter affecting the future of BRND and your vote is important regardless of the number of Class A Restricted Voting Shares you own.

The record date for the determination of registered shareholders of BRND entitled to receive notice of, and to vote at, the Meeting is the close of business on April 5, 2021 (the “Record Date”). Only shareholders whose names are entered in BRND’s register of shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote their shares at, the Meeting. Registered shareholders of BRND and duly appointed proxyholders will be able to virtually attend, participate, vote and ask questions at the Meeting online at web.lumiagm.com/208295271. Class A Restricted Voting Shareholders will not be able to attend the Meeting in person. Beneficial shareholders of BRND (being shareholders who hold their shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary), who have not duly appointed themselves as their proxy will be able to virtually attend the Meeting only as guests and to listen to the webcast but not be able to participate, ask questions or vote at the Meeting.

The management information circular (the “Circular”) included herewith contains a detailed description of the Extension and other information relating to BRND. We urge you to consider carefully all of the information in the Circular. Shareholders who have any questions or need additional information with respect to the voting of their Class A Restricted Voting Shares should consult their financial, legal, tax or other professional advisors.

On behalf of BRND, I would like to thank all of our securityholders for their ongoing support.

Dated at New York, New York on April 5, 2021.

Yours very truly,

(Signed) “Jonathan Sandelman”

Jonathan Sandelman
Chairman and Corporate Secretary

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Shareholders may exercise their rights by virtually attending the Meeting online or by completing a form of proxy or voting instruction form. If you are unable to virtually attend the Meeting, please complete, date and sign the enclosed form of proxy or voting instruction form and deal with it as directed. A shareholder who wishes to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (the “BRND proxyholders”) to represent such shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the BRND proxyholders virtually attend and participate in the Meeting as your proxy and vote your shares, including if you are a non-registered shareholder and wish to appoint yourself as your proxy to virtually attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to virtually attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST send an email to BRND@odysseytrust.com and provide Odyssey Trust Company (“Odyssey”), the transfer agent and registrar of the Corporation, with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email.

Proxies must be received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) no later than 10:00 a.m. (Toronto time) on the second business day preceding the day of the Meeting (being May 3, 2021) or any adjournment(s) or postponement(s) thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

If you are a registered shareholder, contact Odyssey at www.odysseycontact.com for any voting questions you may have.

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NOTICE OF SPECIAL MEETING OF CLASS A RESTRICTED VOTING SHAREHOLDERS

SCHEDULED TO BE HELD ON MAY 5, 2021

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Class A Restricted Voting Shareholders”) of class A restricted voting shares (“Class A Restricted Voting Shares”) in the capital of Mercer Park Brand Acquisition Corp. (“BRND”) is scheduled to be held at 10 a.m. (Toronto time) on May 5, 2021. In light of COVID-19, BRND is holding the Meeting as a completely virtual online meeting. The Meeting is being held to:

1.	consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Extension Resolution”), the full text of which is set forth in Appendix “A” to the accompanying management information circular (the “Circular”), to extend the date by which BRND has to consummate a qualifying transaction from May 13, 2021 to July 30, 2021 (the “Extension”); and

2.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The record date for the determination of Class A Restricted Voting Shareholders entitled to receive notice of, and to vote at, the Meeting is April 5, 2021 (the “Record Date”). Only Class A Restricted Voting Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof.

BRND is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Class A Restricted Voting Shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of BRND and management as well as other Class A Restricted Voting Shareholders. Class A Restricted Voting Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at web.lumiagm.com/208295271. Beneficial shareholders (being shareholders who hold their Class A Restricted Voting Shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but not be able to participate or vote at the Meeting.

As a shareholder of BRND, it is very important that you read the Circular and other Meeting materials carefully. They contain important information with respect to voting your Class A Restricted Voting Shares and attending and participating at the Meeting.

A Class A Restricted Voting Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Class A Restricted Voting Shares, including if you are a nonregistered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST send an email to BRND@odysseytrust.com and provide Odyssey Trust Company (“Odyssey”) with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a username via email.

A registered holder of Class A Restricted Voting Shares may attend the Meeting or may be represented by proxy. If you are a registered holder of Class A Restricted Voting Shares and you are unable to attend the Meeting, we encourage you to vote by completing the enclosed form of proxy or, alternatively, over the internet, in each case in accordance with the enclosed instructions. Voting by proxy will not prevent you from voting if you attend the Meeting and will ensure that your vote will be counted if you are unable to attend.

If you are not a registered holder of Class A Restricted Voting Shares and receive these materials through your broker or other intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of BRND’s transfer agent, Odyssey Trust Company, at 67 Yonge St., Suite 702, Toronto, ON M5E 1J8, or by internet at https://login.odysseytrust.com/pxlogin by 10:00 a.m. (Toronto time) on May 3, 2021 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the reconvening of the Meeting. A person appointed as a proxyholder need not be a Class A Restricted Voting Shareholder. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

In connection with the Meeting, BRND will provide holders of Class A Restricted Voting Shares with the opportunity to deposit for redemption all or a portion of their Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the Extension Resolution, provided that they deposit their shares for redemption prior to 5:00 p.m. (Toronto time) on the fifth business day before the date of the Meeting. Upon the requisite approval of the Extension Resolution (which requires approval by both the Class A Restricted Voting Shareholders and the Board) and, subject to applicable law, BRND will be required to redeem such Class A Restricted Voting Shares so deposited for redemption at an amount per share (the “Class A Extension Redemption Price”), payable in cash, equal to the pro-rata portion of: (a) the escrowed funds available in the escrow account at the time of the Meeting, including any interest and other amounts earned thereon, less (b) an amount equal to the total of (i) any applicable taxes payable by BRND on such interest and other amounts earned in the escrow account, (ii) any taxes of BRND (including under Part VI.1 of the Income Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by BRND. For illustrative purposes, as of the date hereof, the estimated Class A Extension Redemption Price is approximately US$10.06 per Class A Restricted Voting Share. The closing price of the Class A Restricted Voting Shares on April 1, 2021, the last trading day prior to the date prior to the date hereof, was US$10.20. Accordingly, if the market price were to remain the same until the date of the Meeting, exercising redemptions rights would result in a holder of Class A Restricted Voting Shares receiving US$0.14 less than if he, she or it sold his, her or its shares in the open market. BRND cannot assure holders of Class A Restricted Voting Shares that they will be able to sell their shares in the open market, even if the market price per share is higher than the Class A Extension Redemption Price stated above, as there may not be sufficient liquidity in its securities when such holders wish to sell their shares.

If the Extension Resolution is approved and the Extension is made effective, BRND shall (a) redeem those Class A Restricted Voting Shares that are deposited for redemption, and (b) deliver to each such holder who has deposited shares for redemption the Class A Extension Redemption Price per share, which amount shall reduce the Corporation’s net asset value. The remainder of the escrow funds shall remain in the escrow account and be available for use by BRND to complete a qualifying transaction on or before July 30, 2020. Holders of Class A Restricted Voting Shares who do not redeem their shares will retain their redemption rights and their ability to, if applicable, vote on a qualifying transaction through to July 30, 2021, if the Extension Resolution is approved.

BRND cannot predict the amount that will remain in the escrow account if the Extension Resolution is approved and the Extension is implemented, and the amount remaining in the escrow account may be only a small fraction of the approximately US$407,537,056 that was in the escrow account as of December 31, 2020. The Board may decide not to proceed if BRND does not have sufficient cash resources following approval of the Extension Resolution, after taking into account any redemptions.

As more fully described in BRND’s final prospectus for its initial public offering dated May 7, 2019 (the “IPO Prospectus”), BRND had until February 13, 2021 to consummate a qualifying transaction, unless BRND has executed a letter of intent, agreement in principle or definitive agreement (“Transaction Document”) with respect to a qualifying transaction on or before February 13, 2021, in which case the permitted timeline was to be automatically extended to May 13, 2021 (the “Automatic Extension”).

BRND has executed a non-binding letter of intent dated December 29, 2020 (the “LOI”) with a target (the “Target Business”) pursuant to which, among other things, BRND shall acquire, directly or indirectly, all of the equity of the Target Business (the “Potential Transaction”). The transaction as contemplated by the LOI, if completed, would constitute the qualifying transaction of BRND. As BRND entered into the LOI prior to February 13, 2021, the Automatic Extension has been triggered, and as such, BRND must complete its qualifying transaction prior to May 13, 2021, absent a further extension.

The board of directors of BRND (the “Board”) may revoke the Extension Resolution without further approval of Class A Restricted Voting Shareholders of BRND at any time prior to the Extension becoming effective in the event that they determine not to proceed with the Extension.

Holders of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are held through an intermediary may have earlier deadlines for depositing their Class A Restricted Voting Shares pursuant to the redemption right. If the deadline for depositing such shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Class A Restricted Voting Shareholders that have any questions or need additional information with respect to the voting of their Class A Restricted Voting Shares should consult their financial, legal, tax or other professional advisors.

DATED this 5th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Jonathan Sandelman”

Chairman and Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

April 5, 2021

INTRODUCTION

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by management of Mercer Park Brand Acquisition Corp. (“BRND” or the “Corporation”) for use at the special meeting of Class A Restricted Voting Shareholders of BRND (the “Meeting”) scheduled to be held at 10:00 a.m. (Toronto time) on May 5, 2021, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”).

Any capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the “Glossary of Terms” included herein. Except to the extent otherwise stated herein, all information set forth herein is given as April 1, 2021.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should not be considered or relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation. The delivery of this Circular shall not, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice to any particular shareholder and Class A Restricted Voting Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

FORWARD-LOOKING INFORMATION

Certain of the statements contained within this document are forward-looking and reflect management’s expectations regarding the prospects, results of operations, performance and business of the Corporation based on information currently available to the Corporation. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements use forward-looking words, such as “anticipate”, “continue”, “could”, “expect”, “may”, “will”, “intend”, “estimate”, “plan”, “believe” or other similar words but the absence of these words does not mean that a statement is not forward-looking. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under “Risk Factors” herein and in the AIF.

The forward-looking statements within this document are based on information currently available and what the Corporation currently believes are reasonable assumptions, including the material assumptions set out in the Corporation’s most recent management’s discussion and analysis of the results of operations and the financial condition, which is available under the Corporation’s SEDAR profile at www.sedar.com.

The assumptions, risks and uncertainties described above are not exhaustive and other events and risk factors could cause actual results to differ materially from the results and events discussed in the forward-looking statements. The forward-looking statements within this document reflect current expectations of the Corporation as at the date of this document and speak only as at the date of this document. Except as may be required by applicable law, the Corporation does not undertake any obligation to publicly update or revise any forward-looking statements.

Currency

All references to “$” are to Canadian dollars unless otherwise stated.

GLOSSARY OF TERMS

“AIF” means BRND’s annual information form dated March 29, 2021;

“allowable capital loss” has the meaning assigned to it under the heading “Certain Canadian Federal Income Tax Considerations”

“Automatic Extension” has the meaning assigned to it under the heading “The Business of the Meeting”;

“BCBCA” means the Business Corporations Act (British Columbia), as it may be amended from time to time;

“Board” means the board of directors of BRND;

“Broadridge” means Broadridge Financial Solutions Inc.;

“BRND” or “Corporation” means Mercer Park Brand Acquisition Corp., a corporation incorporated under the laws of the Province of British Columbia pursuant to the BCBCA;

“CDS” means CDS Clearing and Depositary Services Inc.;

“CDS Participant” has the meaning assigned to it under the heading “Redemption Rights”;

“Class A Extension Redemption Price” means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion of: (a) the escrowed funds available in the Escrow Account at the time of the Meeting, including any interest and other amounts earned thereon, less (b) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation;

“Class A Restricted Voting Shareholders” means the holders of the Class A Restricted Voting Shares;

“Class A Restricted Voting Shares” means the class A restricted voting shares of BRND, which may be “restricted securities” within the meaning of such term under applicable Canadian securities laws, and each a “Class A Restricted Voting Share”;

“Class A Restricted Voting Units” means the 40,250,000 class A restricted voting units of BRND issued pursuant to the IPO, with each such class A restricted voting unit consisting of 1 Class A Restricted Voting Share and ½ Warrant;

“Class B Shares” means the class B shares in the capital of the Corporation forming part of the Class B Units, and where applicable, the Founders’ Shares, and each a “Class B Share”;

“Class B Units” means the Class B units of the Corporation consisting of one Class B Share and one-half of a Warrant, and each a “Class B Unit”;

“CRA” means the Canara Revenue Agency;

“Escrow Account” means an escrow account established with the Escrow Agent pursuant to the Escrow Agreement;

“Escrow Agent” or “Odyssey” means Odyssey Trust Company;

“Escrow Agreement” means the escrow agreement dated May 13, 2019 between the Corporation, the Escrow Agent, and the Underwriter;

“Extension” means the extension of the end of the Permitted Timeline from May 13, 2021 to July 30, 2021 pursuant to the approval of the Extension Resolution by the Class A Restricted Voting Shareholders at the Meeting;

“Extension Resolution” means the resolution of Class A Restricted Voting Shareholders approving, among other things, the Extension as set out in Appendix “A” to this Circular;

“Extraordinary Dividend” means any dividend, together with all other dividends payable in the same calendar year, that has an aggregate absolute dollar value which is greater than $0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

“Founders” means the Sponsor, Charles Miles and Sean Goodrich (or persons or companies controlled by them), as the collective holders of the Founders’ Shares;

“Founders’ Shares” means the 10,089,750 Class B Shares issued to the Founders in connection with the IPO Closing, and for greater certainty does not include the Class B Shares forming part of the Class B Units purchased by the Sponsor;

“Founders’ Warrants” means the 9,810,000 Warrants purchased by to the Founders at a price of US$1.00 per Founders’ Warrant, with each whole Founders’ Warrant entitling the holder thereof, commencing 65 days following the closing of a qualifying transaction, to purchase one Class A Restricted Voting Share at a price of US$11.50 per share (which, following the closing of the qualifying transaction, is expected to become one subordinate voting share in the capital of BRND), subject to adjustment;

“Holder” has the meaning assigned to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“IPO” or “Offering” means the 40,250,000 Class A Restricted Voting Units that were sold to the public under the IPO Prospectus;

“IPO Closing” means the closing of the IPO;

“IPO Closing Date” means the date of the IPO Closing, which occurred on May 13, 2019;

“IPO Prospectus” means the final prospectus of BRND dated May 7, 2019 filed in connection with the Offering;

“LOI” means the Letter of Intent dated December 29, 2020 with the Target Business and/or, inter alios, its respective equity holders pursuant to which, among other things, BRND shall acquire, directly or indirectly, all of the equity and/or assets of the Target Business (the “Potential Transaction”);

“Make Whole Agreement and Undertaking” means the make whole agreement and undertaking dated May 13, 2019, entered into by the Corporation’s Sponsor in favour of the Corporation;

“Meeting” means the special meeting of Class A Restricted Voting Shareholders of BRND scheduled to be held at 10:00 a.m. (Toronto time) on May 5, 2021, and at any adjournment or postponement thereof;

“NEO Listing Manual” has the meaning assigned to it under the heading “The Business of the Meeting”;

“Non-Resident Holder” has the meaning assigned to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Permitted Timeline” means the allowable time period within which the Corporation must consummate its qualifying transaction, being 24 months from the IPO Closing Date, as it may be extended or shortened;

“Potential Transaction” has the meaning assigned to it under “Glossary of Terms – LOI”;

“Proposed Amendments” has the meaning assigned to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Proxy” means the form of proxy accompanying the circular;

“qualifying transaction” means the acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which is intended to be consummated by the Corporation within the Permitted Timeline and in accordance with applicable law and as more fully described in the IPO Prospectus;

“Record Date” means April 5, 2021;

“Redeemed Shares” has the meaning assigned to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Redemption Notice” has the meaning assigned to it under the heading “Redemption Rights”;

“Resident Holder” has the meaning assigned to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Securities” has the meaning assigned to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“SEDAR” means the System for Electronic Document Retrieval and Analysis located at www.sedar.com;

“Sponsor” means Mercer Park Brand, L.P. (formerly Mercer Park CB II, L.P.), a limited partnership formed under the laws of the State of Delaware;

“Target Business” means the target of the Potential Transaction;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“taxable capital gain” has the meaning assigned to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Third-Party Proxyholder” means appoint a person other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholders to attend, participate or vote at the Meeting;

“Transaction Document” has the meaning assigned to it under the heading “The Business of the Meeting”;

“Transfer Agent” means Odyssey Trust Company;

“Underwriter” means Canaccord Genuity Corp.;

“Warrant Agent” means Odyssey Trust Company;

“Warrant Agreement” means the warrant agency agreement dated May 13, 2019 between the Corporation and the Warrant Agent;

“Warrants” means the share purchase warrants of the Corporation issued under the Warrant Agreement as a portion of the Class A Restricted Voting Units and the Class B Units, respectively, and the Founders’ Warrant’s issued to the Sponsor on the IPO Closing, and each a “Warrant”; and

“Winding-Up” means the liquidation and cessation of the business of the Corporation, upon which the Corporation shall be permitted to use up to a maximum of US$50,000 of any interest and other amounts earned from the proceeds in the Escrow Account to pay actual and expected costs and expenses in connection with applications to cease to be a reporting issuer and winding-up and dissolution expenses, as determined by the Corporation.

GENERAL INFORMATION RESPECTING THE MEETING

The Meeting

The Meeting is scheduled be held at 10:00 a.m. (Toronto time) on May 5, 2021. Due to COVID-19, the Meeting will be a completely virtual online meeting.

The Board has passed a resolution to fix the close of business (Toronto time) on April 5, 2021 as the Record Date for the determination of the registered Class A Restricted Voting Shareholders that will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting.

Purpose of the Meeting

The Meeting is a special meeting of Class A Restricted Voting Shareholders only. At the Meeting, Class A Restricted Voting Shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, the Extension Resolution, the full text of which is set forth in Appendix “A”. See “The Business of the Meeting” for further information regarding the purpose of the Meeting.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of BRND for use at the Meeting, including any adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.

It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers, employees and agents of BRND, the Sponsor and their respective affiliates without special compensation.

BRND may reimburse brokers and other persons holding Class A Restricted Voting Shares in their name or in the name of nominees for their costs incurred in sending Meeting materials to their principals in order to obtain their proxies. The cost of solicitation will be borne by BRND.

BRND has arranged for intermediaries to forward the Meeting materials to beneficial shareholders whose Class A Restricted Voting Shares are held by those intermediaries and BRND may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Registered Shareholders

Voting of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are Jonathan Sandelman, a director of the Corporation, and Louis Karger, the Chief Executive Officer of the Corporation. If you are a registered Class A Restricted Voting Shareholder entitled to vote at the Meeting, you have the right to appoint a person other than either of the individuals designated in the Proxy, who need not be a Class A Restricted Voting Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy (and striking out the names now designated) or by completing and delivering another suitable form of proxy. A proxyholder must be registered in order to attend the Meeting. See “Appointment of a Third Party as Proxy” below.

The individuals named in the Proxy given to BRND’s management will vote the Class A Restricted Voting Shares represented thereby for or against the Extension Resolution in accordance with your instructions on any ballot that may be called for.

In order to be effective, a Proxy must be received by BRND’s Transfer Agent, Odyssey Trust Company, at 67 Yonge St., Suite 702, Toronto, ON M5E 1J8, or by internet at https://login.odysseytrust.com/pxlogin no later than 10:00 a.m. (Toronto time) on May 3, 2021 or, if the Meeting is adjourned or postponed, 48 hours (not including Saturdays, Sundays and holidays) prior to the commencement of such adjourned or postponed Meeting. Notwithstanding the foregoing, the chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so.

If a choice is NOT clearly specified in the Proxy, the persons named in the Proxy will vote the Class A Restricted Voting Shares represented by the Proxy FOR the approval of the Extension Resolution.

The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a Class A Restricted Voting Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Class A Restricted Voting Shareholder or the registered Class A Restricted Voting Shareholder’s authorized attorney in writing, or, if the Class A Restricted Voting Shareholder is a corporation, by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to the Transfer Agent at 67 Yonge St., Suite 702, Toronto, ON M5E 1J8, or by internet at https://login.odysseytrust.com/pxlogin; at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. Participation by a Class A Restricted Voting Shareholder in a vote by ballot at the Meeting will automatically revoke any proxy that has been previously granted by the Class A Restricted Voting Shareholder in respect of business covered by that vote.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders or Non-Registered Shareholders

The following information is of significant importance to shareholders who do not hold their Class A Restricted Voting Shares in their own name. Beneficial shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (i.e., those whose names appear on the records of BRND as the registered holders of Class A Restricted Voting Shares).

If Class A Restricted Voting Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Class A Restricted Voting Shares will not be registered in the shareholder’s name on BRND’s records. Such Class A Restricted Voting Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.

Intermediaries are required to seek voting instructions from beneficial shareholders in advance of the Meeting. Every intermediary has its own mailing procedures and provides its own return instructions to clients. If you are a beneficial shareholder, you should carefully follow the instructions of your broker or other intermediary in order to ensure that your Class A Restricted Voting Shares are voted at the Meeting.

The form of proxy or voting instruction form supplied to you by your intermediary will be similar to the Proxy provided to registered shareholders by BRND. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge mails a voting instruction form in lieu of a Proxy provided by BRND. The voting instruction form will name the same individuals as BRND’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Class A Restricted Voting Shareholder), other than the individuals designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should follow the instructions on the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Class A Restricted Voting Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Class A Restricted Voting Shares directly at the Meeting – the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Class A Restricted Voting Shares voted.

Although as a beneficial shareholder you may not be recognized directly at the Meeting for the purposes of voting the Class A Restricted Voting Shares registered in the name of your intermediary, you, or a person designated by you, may attend at the Meeting as proxyholder for your intermediary and vote your Class A Restricted Voting Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Class A Restricted Voting Shares as proxyholder for your intermediary, or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the form of proxy or voting instruction form provided to you by your intermediary and return the same to your intermediary in accordance with the instructions provided by such intermediary, well in advance of the Meeting. A proxyholder must be registered in order to attend the Meeting. See “Appointment of a Third Party as Proxy” below.

How Do I Vote at the Meeting?

Voting at the Meeting

Registered shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How Do I Attend and Participate at the Meeting?”

Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to participate or vote at the Meeting. This is because the Corporation and the Transfer Agent do not have a record of the beneficial shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a beneficial shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of a Third Party as Proxy” and “How Do I Attend and Participate at the Meeting?”.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a “Third-Party Proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Class A Restricted Voting Shareholders who wish to appoint a Third-Party Proxyholder to attend, participate and/or vote at the Meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form (as applicable) appointing such Third-Party Proxyholder AND register the Third-Party Proxyholder, as described below. Registering your Third-Party Proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the Third-Party Proxyholder will result in such proxyholder not receiving a username to attend, participate or vote at the Meeting.

• Step 1: Submit your proxy or voting instruction form: To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third-Party Proxyholder. See below under this section for additional details.

• Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST send an email to BRND@odysseytrust.com by 10:00 a.m. (Toronto time) on May 3, 2021 and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered, if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a beneficial shareholder and wish to attend, participate and/or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How Do I Attend and Participate at the Meeting?”

Legal Proxy – US Beneficial Shareholders

If you are a beneficial shareholder located in the United States and wish to attend, participate and/or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder, in addition to the steps described above and below under “How Do I Attend and Participate at the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to BRND@odysseytrust.com received by 10:00 a.m. (Toronto time) on May 3, 2021.

How Do I Attend and Participate at the Meeting?

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), shareholders must have a valid username.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at web.lumiagm.com/208295271. Such persons may then enter the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting:

•	Registered shareholders: The control number located on the form of proxy is the username. The password to the Meeting is “brnd2021” (case sensitive). If as a registered shareholder you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off.

•	Duly appointed proxyholders: Odyssey will provide the proxyholder with a username by e-mail after the voting deadline has passed. The password to the Meeting is “brnd2021” (case sensitive). Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a Third-Party Proxyholder to represent them at the Meeting (including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy”. To attend as a guest, beneficial shareholders should log in as a “Guest” at web.lumiagm.com/208295271.

Quorum

The quorum for the transaction of business at the Meeting is one or more persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the Meeting (being the Class A Restricted Voting Shares). No business, other than the election of a chair of the Meeting and the adjournment of the Meeting, may be transacted at the Meeting unless a quorum of shareholders entitled to vote is present at the commencement of the Meeting, but such quorum need not be present throughout the Meeting. If, within one-half hour from the time set for the holding of the Meeting, a quorum is not present, the Meeting stands adjourned to the same day in the next week at the same time and place (unless otherwise determined by the chair). If, at the meeting to which the Meeting was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

THE BUSINESS OF THE MEETING

Background

The Corporation is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia. The Corporation was organized for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation that will qualify as its “qualifying transaction” in accordance with section 10.16 of the NEO Listing Manual.

The Corporation issued 40,250,000 Class A Restricted Voting Units and received C$402.5 million of proceeds from its IPO which was completed on May 13, 2019. The gross proceeds of the Offering were placed in the Escrow Account with Odyssey Trust Company immediately following the IPO and will be released in accordance with the terms and conditions of the Escrow Agreement.

The Corporation’s Class A Restricted Voting Shares trade on the Neo Exchange Inc. under the symbol “BRND.A.U”. The Warrants separately trade on the Neo Exchange Inc. under the symbol “BRND. WT”.

The head office of BRND is located at 590 Madison Avenue, 26th Floor, New York, NY 10022.

Purpose of the Meeting

As more fully described in the IPO Prospectus, BRND has until May 13, 2021 to consummate a qualifying transaction as BRND has executed the LOI to enter into a definitive agreement (“Transaction Document”) with respect to a qualifying transaction before expiry of the initial permitted timeline (as described in the IPO Prospectus), such expiry occurring on February 13, 2021. Upon the execution of the LOI, the Permitted Timeline was automatically extended to May 13, 2021 (the “Automatic Extension”).

Although BRND has executed the LOI and remains in discussions with the Target Business in respect of the potential transaction described therein, it is not a party to a definitive agreement as of the date hereof, and there is no assurance that BRND will close a qualifying transaction by May 13, 2021.

Accordingly, the Board is seeking approval of the Extension Resolution by Class A Restricted Voting Shareholders, in accordance with BRND’s articles, as amended. By approving the Extension Resolution, shareholders will provide BRND until July 30, 2021 to consummate a qualifying transaction.

In connection with the Meeting, BRND will provide holders of Class A Restricted Voting Shares with the opportunity to deposit for redemption all or a portion of their Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the Extension Resolution, provided that they deposit (and do not validly withdraw) their shares for redemption prior to 5:00 p.m. (Toronto time) on the fifth business day before the date of the Meeting. Upon the requisite approval of the Extension Resolution (which requires approval by both the Class A Restricted Voting Shareholders and the Board) and, subject to applicable law, BRND will be required to redeem such Class A Restricted Voting Share so deposited for the Class A Extension Redemption Price. See “Redemption Rights” below. For illustrative purposes, as of the date hereof, the estimated Class A Extension Redemption Price is approximately US$10.06 per Class A Restricted Voting Share. The closing price of the Class A Restricted Voting Share on April 1, 2021, the last trading day prior to the date prior to the date hereof, was US$10.20. Accordingly, if the market price were to remain the same until the date of the Meeting, exercising redemptions rights would result in a public shareholder receiving US$0.14 less than if he, she or it sold his, her or its shares in the open market. BRND cannot assure holders of Class A Restricted Voting Shares that they will be able to sell their shares in the open market, even if the market price per share is higher than the Class A Extension Redemption Price stated above, as there may not be sufficient liquidity in its securities when such holders wish to sell their shares.

At the Meeting, Class A Restricted Voting Shareholders will be asked to vote IN FAVOUR of the Extension Resolution to approve the Extension.

Only Class A Restricted Voting Shareholders of the Corporation are permitted to vote on the Extension Resolution. The Extension Resolution must be passed by a majority of the votes cast by Class A Restricted Voting Shareholders attending or represented by proxy at the Meeting.

If the Extension Resolution is approved and the Extension is made effective, BRND shall (a) redeem those Class A Restricted Voting Shares that are deposited for redemption, and (b) deliver to each such holder its pro rata portion of the escrow funds available in BRND’s escrow account less certain specified costs. The remainder of the escrow funds shall remain in the escrow account and be available for use by BRND to complete a qualifying acquisition on or before July 30, 2021. Holders of Class A Restricted Voting Shares who do not redeem their shares will retain their redemption rights and their ability to, if applicable, vote on a qualifying transaction through to July 30, 2021 if the Extension Resolution is approved.

BRND cannot predict the amount that will remain in the escrow account if the Extension Resolution is approved and the Extension is implemented, and the amount remaining in the escrow account may be only a small fraction of the approximately US$407,537,056 that was in the escrow account as of December 31, 2020. The Board may decide not to proceed with the Extension if BRND does not have sufficient cash resources following approval of the Extension Resolution, after taking into account any redemptions.

If the Extension Resolution is not approved and closing has not occurred by May 13, 2021, then, subject to applicable laws, each Class A Restricted Voting Share will be redeemed for its pro rata portion of the escrow funds available in BRND’s escrow account less certain specified costs. See “Automatic Redemption If No Qualifying Transaction, Transaction Document or Approval of Extension By End of Permitted Timeline” below.

The Board may revoke the Extension Resolution without further approval of Class A Restricted Voting Shareholders of BRND at any time prior to the Extension becoming effective in the event that they determine not to proceed with the Extension.

YOU ARE NOT BEING ASKED TO VOTE ON ANY QUALIFYING TRANSACTION AT THIS TIME. IF THE EXTENSION IS IMPLEMENTED AND YOU DO NOT ELECT TO REDEEM YOUR CLASS A RESTRICTED VOTING SHARES NOW, YOU WILL RETAIN THE RIGHT TO VOTE ON ANY PROPOSED QUALIFYING TRANSACTION WHEN AND IF IT IS SUBMITTED TO SHAREHOLDERS AND THE RIGHT TO REDEEM YOUR CLASS A RESTRICTED VOTING SHARES FOR A PRO RATA PORTION OF THE ESCROW ACCOUNT IN THE EVENT THE PROPOSED QUALIFYING TRANSACTION IS APPROVED AND COMPLETED OR IF THE CORPORATION HAS NOT CONSUMMATED A QUALIFYING TRANSACTION BY THE EXTENDED DATE.

EVEN IF THE EXTENSION RESOLUTION IS PASSED BY CLASS A RESTRICTED VOTING SHAREHOLDERS AT THE MEETING, THERE CAN BE NO ASSURANCE THAT THE CORPORATION WILL CONSUMMATE A QUALIFYING TRANSACTION PRIOR TO THE EXTENDED DATE.

Recommendation of the Board

The Board, based upon careful consideration of the alternatives available to BRND has determined that the Extension is in the best interests of BRND. Accordingly, the Board recommends that the Class A Restricted Voting Shareholders vote IN FAVOUR of the Extension Resolution.

Reasons for the Recommendation

Before reaching its decision, the Board considered, among other things, the following:

○	the status of BRND’s ongoing discussions for a qualifying transaction, including in respect of the LOI, and the Potential Transaction;

○	current market and economic conditions and trends affecting BRND and potential target businesses;

○	the opportunity of securityholders to participate in the future potential growth of a business following the successful consummation of a qualifying transaction;

○	that the Extension Resolution must be passed by a majority of the votes cast only by Class A Restricted Voting Shareholders that attend the Meeting or that are represented by proxy at the Meeting; and

○	that Class A Restricted Voting Shareholders have the right to deposit their shares for redemption and to receive their pro rata share of the amount then held in the Escrow Account.

The Board also considered a number of potential risks and other factors resulting from the Extension, including:

○	the risk to BRND of a qualifying transaction not being consummated, including the cost of pursuing qualifying transactions and ongoing corporate expenses;

○	the competition by other special purpose acquisition corporations for qualifying transactions; and

○	the impact of various rates of redemptions of Class A Restricted Voting Shares on the Escrow Account and BRND’s ability consummate a qualifying transaction.

REDEMPTION RIGHTS

In connection with the Meeting, BRND will provide holders of Class A Restricted Voting Shares with the opportunity to deposit for redemption all or a portion of their Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the Extension Resolution, provided that they deposit (and do not validly withdraw) their shares for redemption prior to prior to 5:00 p.m. (Toronto time) on the fifth business day before the date of the Meeting. Upon the requisite approval of the Extension Resolution (which requires approval by both the Class A Restricted Voting Shareholders and the Board) and, subject to applicable law, BRND will be required to redeem such Class A Restricted Voting Shares so deposited for redemption at the Class A Extension Redemption Price. See “Redemption Rights” below. For illustrative purposes, as of the date hereof, the estimated Class A Extension Redemption Price is approximately US$10.06 per Class A Restricted Voting Share. The closing price of the Class A Restricted Voting Share on April 1, 2021, the last trading day prior to the date prior to the date hereof, was US$10.20. Accordingly, if the market price were to remain the same until the date of the Meeting, exercising redemptions rights would result in a shareholder holder of Class A Restricted Voting Shares receiving US$0.14 less than if he, she or it sold his, her or its shares in the open market. BRND cannot assure holders of Class A Restricted Voting Shares that they will be able to sell their shares in the open market, even if the market price per share is higher than the Class A Extension Redemption Price stated above, as there may not be sufficient liquidity in its securities when such holders wish to sell their shares.

Holders of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are held through an intermediary may have earlier deadlines for depositing their Class A Restricted Voting Shares pursuant to the redemption right. If the deadline for depositing such shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

In the event that the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the Escrow Account to redeeming holders of Class A Restricted Voting Shares to be less than the initial US$10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations), the Sponsor will, pursuant to the Make Whole Agreement and Undertaking, be liable to the Corporation for an amount required in order for the Corporation to be able to pay US$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be US$10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share). Other than as described in the IPO Prospectus and the Make Whole Agreement and Undertaking, the Sponsor will not be liable to the Corporation for any other reductions to the Escrow Account that would cause the Corporation to pay less than US$10.00 per Class A Restricted Voting Share to redeeming holders, including any amount on account of non-resident withholding tax applicable to any deemed dividends that arise on any redemptions.

The Sponsor is permitted to make direct payments or contributions to the Escrow Account in the manner it determines, for indemnity purposes or otherwise.

Following the completion of such redemption, holders of Class A Restricted Voting Shares that elect to redeem their shares will cease to have any rights as Class A Restricted Voting Shareholders other than the right to be paid the redemption amount for their Class A Restricted Voting Shares so redeemed.

Holders of Class A Restricted Voting Shares that deposit their shares for redemption are still entitled to vote their Class A Restricted Voting Shares at the Meeting.

Process for Redemption by Non-Registered Holders of Class A Restricted Voting Shares

A non-registered holder of Class A Restricted Voting Shares who desires to exercise its redemption rights in connection with the Extension must do so by causing a participant (a “CDS Participant”) in the depository, trading, clearing and settlement systems administered by CDS to deliver to CDS (at its office in the City of Toronto) on behalf of the owner a written notice (the “Redemption Notice”) of the owner’s intention to redeem Class A Restricted Voting Shares in connection with the Extension. A non-registered holder of Class A Restricted Voting Shares who desires to redeem Class A Restricted Voting Shares should ensure that the CDS Participant is provided with notice of his, her or its intention to exercise his, her or its redemption privilege sufficiently in advance of the notice date described above so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to BRND’s Transfer Agent in advance of the required time. The form of Redemption Notice will be available from a CDS Participant or BRND’s Transfer Agent.

By causing a CDS Participant to deliver to CDS a notice of the owner’s intention to redeem Class A Restricted Voting Shares, an owner shall be deemed to have irrevocably surrendered his, her or its Class A Restricted Voting Shares for redemption and appointed such CDS Participant to act as his, her or its exclusive settlement agent with respect to the exercise of the redemption right and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any Redemption Notice delivered by a CDS Participant regarding an owner’s intent to redeem which CDS determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the redemption right to which it relates shall be considered for all purposes not to have been exercised. A failure by a CDS Participant to exercise redemption rights or to give effect to the settlement thereof in accordance with the owner’s instructions will not give rise to any obligations or liability on the part of BRND to the CDS Participant or to the owner.

If the deadline for depositing Class A Restricted Voting Shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

If the redemption by the Corporation of all of the Class A Restricted Voting Shares to be redeemed as part of the Class A Restricted Voting Shares would be contrary to any provisions of the BCBCA or any other applicable law, the Corporation shall be obligated to redeem only the maximum number of Class A Restricted Voting Shares which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Class A Restricted Voting Shares required by each such holder to be redeemed by the Corporation, and the Corporation shall either issue new certificates representing the Class A Restricted Voting Shares not redeemed by the Corporation, or shall otherwise confirm such shares as issued and deposited in book-entry form.

AUTOMATIC REDEMPTION IF NO QUALIFYING TRANSACTION, TRANSACTION
DOCUMENT OR APPROVAL OF EXTENSION BY END OF PERMITTED TIMELINE

In the event that the Corporation has not consummated a qualifying transaction or entered into a Transaction Document on or before May 13, 2021 and has not otherwise obtained approval for the Extension, it will be required to redeem as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline being May 13, 2021), each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrow funds available in the Escrow Account including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of US$50,000 of interest and other amounts earned from the proceeds in the Escrow Account to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commission held in the Escrow Account in such circumstances.

Such redemption will completely extinguish the rights of Class A Restricted Voting Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law.

The Founders will not be entitled to redeem the Founders’ Shares in connection with a qualifying transaction or entitled to access the Escrow Account upon a Winding-Up. In addition, the Founders will not be entitled to redeem their Class B Units (including the securities underlying such Class B Units) in connection with a qualifying transaction or entitled to access the Escrow Account upon a Winding-Up. The Founders will, however, be entitled to redeem any Class A Restricted Voting Shares they may have acquired pursuant to IPO, in privately negotiated transactions or in the open market.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a beneficial owner of Class A Restricted Voting Shares who (i) deposits all or a portion of such shares for redemption upon the approval of the Extension Resolution becoming effective (the “Redeemed Shares”) and (ii) at all relevant times, for purposes of the Tax Act, holds the Class A Restricted Voting Shares as capital property, deals at arm’s length with the Corporation and is not affiliated with the Corporation (a “Holder”). This summary does not apply to (i) any of the Founders, or (ii) a Holder who has entered or will enter into a “derivative forward agreement” as that term is defined in the Tax Act with respect to any of its Class A Restricted Voting Shares.

A Class A Restricted Voting Share will generally be considered to be capital property to a Holder unless either (i) the Holder holds the Class A Restricted Voting Share in the course of carrying on a business of buying and selling securities or (ii) the Holder has acquired the Class A Restricted Voting Share in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the facts set out in the IPO Prospectus and this Circular, the current provisions of the Tax Act in force as of the date hereof, counsel’s understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof, and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, holders of Class A Restricted Voting Shares should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the ownership or disposition of Class A Restricted Voting Shares must be expressed in Canadian dollars. Amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (a “Resident Holder”). This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency or (iv) an interest in which is a “tax shelter investment” for the purposes of the Tax Act. Such Resident Holders should consult their own tax advisors.

A Resident Holder whose Class A Restricted Voting Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Class A Restricted Voting Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Redemptions

Upon the redemption of a Resident Holder’s Redeemed Shares, the Resident Holder will be deemed to have received a dividend equal to the amount, if any, by which the Class A Extension Redemption Price for each such share received by the Holder exceeds the paid-up capital (as determined for purposes of the Tax Act) of such share immediately before such time. See “- Dividends” below.

The Resident Holder will also realize a capital gain (or capital loss) in the taxation year of the redemption equal to the amount by which the Resident Holder’s proceeds of disposition for the Redeemed Share, net of any reasonable costs of disposition in respect thereof, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Redeemed Share immediately before the disposition. See “- Capital Gains and Losses” below. The amount of any deemed dividend arising on the redemption of the Redeemed Shares will not be included in computing the Resident Holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the redemption of such shares.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year dividends deemed to be received as a result of the redemption of such Holder’s Redeemed Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their own circumstances.

The Class A Restricted Voting Shares are “short-term preferred shares” and “taxable preferred shares”, each as defined in the Tax Act. As a result, Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends deemed to be received on the Redeemed Shares as a result of the redemption of such shares.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends deemed to be received as a result of the redemption of such Holder’s Redeemed Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Capital Gains and Losses

A Resident Holder will be required to include in computing its income for the taxation year of disposition one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss realized in a particular taxation year (an “allowable capital loss”) against taxable capital gains realized in the taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized as a result of the redemption of Redeemed Shares by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on the Class A Restricted Voting Shares to the extent and under the circumstances specified in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

Alternative Minimum Tax

In general terms, a Resident Holder who is an individual (other than certain trusts) that is deemed to have received taxable dividends or realizes a capital gain as a result of the redemption of such Holder’s Redeemed Shares may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, any of its Class A Restricted Voting Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Redemptions

Upon the redemption of a Non-Resident Holder’s Redeemed Shares, the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, by which the Class A Extension Redemption Price for each such share received by the Holder exceeds the paid-up capital (as determined for purposes of the Tax Act) of such share immediately before such time. See “- Dividends” below.

The Non-Resident Holder will also realize a capital gain (or capital loss) in the taxation year of the redemption equal to the amount by which the Non-Resident Holder’s proceeds of disposition for the Redeemed Share, net of any reasonable costs of disposition in respect thereof, exceed (or are exceeded by) the adjusted cost base to the Non-Resident Holder of such Redeemed Share immediately before the disposition. See “- Capital Gains and Losses” below. The amount of any deemed dividend arising on the redemption of the Redeemed Shares will not be included in computing the Non-Resident Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the redemption of such shares.

Dividends

Under the Tax Act, dividends deemed to be paid or credited to a Non-Resident Holder as a result of the redemption of such Holder’s Redeemed Shares will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

Capital Gains and Losses

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder as a result of the redemption of a Redeemed Share, unless the Redeemed Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided that the Class A Restricted Voting Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the Neo Exchange Inc.) at the time of the disposition as a result of the redemption of such Holder’s Redeemed Shares, the Redeemed Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60-month period immediately preceding the disposition of the Redeemed Shares: (i) 25% or more of the issued shares of any class or series of the share capital of the Corporation were owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the Class A Restricted Voting Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada, (B) Canadian resource property (as defined in the Tax Act), (C) timber resource property (as defined in the Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Redeemed Share is deemed under the Tax Act to be taxable Canadian property.

If a Redeemed Share is taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition of such Redeemed Share may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders whose Redeemed Shares are taxable Canadian property should consult their own tax advisors.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN MATTER TO BE ACTED ON

In considering the recommendation of the Board with respect to the Extension Resolution, Class A Restricted Voting Shareholders should be aware that certain members of the Board and of BRND’s management have interests in connection with the Extension Resolution that may differ from those of holders of Class A Restricted Voting Shares generally. These interests include, among other things:

○	If the Extension Resolution is not approved and the Corporation does not otherwise complete a qualifying transaction on or prior to May 13, 2021, the Founders’ Shares, Class B Units and Warrants are expected to be worthless, and all outstanding amounts owed to the Corporation’s Sponsor are not expected to be repaid.

○	The Founders and the Corporation’s officers, or their respective affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on the Corporation’s behalf, such as identifying and investigating possible qualifying transaction. If the Corporation fails to obtain the Extension and is forced to wind-up, they will not have any claim against the Escrow Account for reimbursement. Accordingly, the Corporation may not be able to reimburse these expenses.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Each registered Class A Restricted Voting Share at the close of business on the Record Date is entitled to one vote at the Meeting or at any adjournment thereof. As of the Record Date, BRND had 40,250,000 Class A Restricted Voting Shares issued and outstanding.

To the knowledge of the directors and executive officers of BRND, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the voting rights attached to the Class A Restricted Voting Shares, on a non-diluted basis.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, no informed person of BRND, nor any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction since May 13, 2019 or any proposed transaction which has materially affected or would materially affect BRND or any of its affiliates.

An “informed person” means (i) any of BRND’s directors or executive officers, (ii) any director or executive officer of a person or company that is itself an informed person or a subsidiary of BRND, or (iii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of BRND or a combination of both carrying more than 10% of the voting rights attached to all of BRND’s outstanding voting securities.

AUDITORS, TRANSFER AGENT, WARRANT AGENT AND ESCROW AGENT

The auditor of BRND is MNP LLP, having an address at 111 Richmond Street West, Suite 300, Toronto, ON M5H 2G4. Such firm is independent of BRND within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and within the meaning of the U.S. Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Odyssey Trust Company, at its principal offices in Toronto, Ontario, is the Transfer Agent and registrar for the Class A Restricted Voting Shares and is the Warrant Agent for the Warrants under the Warrant Agreement.

Odyssey Trust Company, at its principal offices in Toronto, Ontario, is the Escrow Agent.

OTHER BUSINESS

Management knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters shall properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote on such matters in accordance with their best judgment.

EXPERTS AND INTERESTS OF EXPERTS

Certain Canadian legal and tax matters will be passed upon at the date of this Circular by Stikeman Elliott LLP on BRND’s behalf.

As at the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than one percent of BRND’s securities.

ADDITIONAL INFORMATION

Additional information relating to BRND can be found under BRND’s profile on SEDAR at www.sedar.com. Financial information is provided in BRND’s audited financial statements as of and for the year ended December 31, 2020 and management discussion and analysis related thereto, which can be found on SEDAR. Copies of the AIF, IPO Prospectus and BRND’s financial statements and management discussion and analysis may be obtained, without charge, upon request to the Corporate Secretary of BRND at 590 Madison Avenue, 26th Floor, New York, NY 10022.

APPROVAL OF DIRECTORS

The contents and the sending of this Circular have been approved by the directors of Mercer Park Brand Acquisition Corp.

DATED at Toronto, Ontario this 5th day of April, 2021

(Signed) “Jonathon Sandelman”

Jonathan Sandelman
Chairman and Corporate Secretary

APPENDIX “A” - EXTENSION RESOLUTION

BE IT RESOLVED THAT:

1.	Subject to the approval of the board of directors of Mercer Park Brand Acquisition Corp. (“BRND”), the permitted timeline for BRND to consummate a qualifying transaction is hereby extended to July 30, 2021 (the “Extension”).

2.	Any one officer or any one director of BRND is hereby authorized and directed to take all such further actions, to execute and deliver such further agreements, instruments, and documents in writing, and to do all such other acts and things as in his or her opinion may be necessary and/or desirable in the name and on behalf of BRND and under its corporate seal or otherwise to give effect to the foregoing resolutions, which opinion shall be conclusively evidenced by the taking of such further actions, the execution and delivery of such further agreements, instruments, and documents and the doing of such other acts and things.

3.	The board of directors of BRND may revoke these resolutions without further approval of the shareholders of BRND at any time prior to the Extension becoming effective in the event that they determine not to proceed with the Extension.

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